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                                                                       Exhibit 2

                              [CANWEST GLOBAL LOGO]

                                  NEWS RELEASE

For Immediate Release
November 16, 2004

        CANWEST TO ACQUIRE 50% PARTNERSHIP INTEREST IN THE JERUSALEM POST

WINNIPEG - CanWest Global Communications Corp. today announced that it has entered into an arrangement with the Mirkaei Tikshoret Group Ltd (MTL), to become a 50% joint venture owner and operator of the Jerusalem Post newspaper and related properties. MTL is a major privately held media group based in Israel, with business interests that include newspapers, magazines, radio, out-of-home advertising and commercial printing.

Today's announcement follows the announcement earlier today by Hollinger International Inc., of the sale of its interests in the Palestine Post Limited, the publisher of The Jerusalem Post, The Jerusalem Report and related properties (The Jerusalem Post Group) to MTL for US$13.2 million, in cash. Pursuant to the arrangement, and following successful completion of the acquisition of the Jerusalem Post Group by MTL, CanWest and MTL have agreed to enter into a partnership agreement under which CanWest will acquire a 50% interest in a new entity that will own all of the operating assets of The Jerusalem Post Group. The partnership agreement will afford CanWest a substantial role in the direction and management of The Jerusalem Post Group. The acquisition by MTL is subject to customary Israeli regulatory approvals and the parties expect all of the transactions to be completed within 30 days.

The Jerusalem Post Group consists of The Jerusalem Post, a daily English language newspaper, and several related publications and media operations. The Jerusalem Post was founded in 1932 by American journalist Gershon Agron. The newspaper was originally published as The Palestine Post and adopted its current masthead in 1953. The Group also includes The International Jerusalem Post, the world's leading weekly publication focusing on Israel and the Jewish world, with paid circulation in over 100 countries, and The Weekend Jerusalem Post, published in metropolitan New York and available for home delivery in the New York Tri-State area. The Group also includes a weekly French language Edition Francais Jerusalem Post, which expands the reach of the newspaper to French-language readers around the world, and The Jerusalem Report, a widely acclaimed weekly news magazine with paid circulation in 70 countries, and with 75% of sales in the United States.

Jpost.com, the Group's online news Web site is the most frequently visited Israeli Web site with 14 million page views per month, more than one million unique users monthly and over 385,000 registered users, and growing rapidly. Jpost.com accounts for nearly 20% of the Group's advertising revenues. The Jerusalem Post Group also owns an Internet radio station jpradio.com, which commenced operations in 2000.

Commenting on the impending acquisition, Leonard Asper, President and Chief Executive Officer of CanWest, said, "It is well-known that CanWest has harboured a long standing interest in the Jerusalem Post because of its well-established brand. We are delighted with this opportunity to work with MTL to unleash the considerable untapped potential of the Jerusalem


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Post Group and to extend the reach and influence of the Group's flagship newspaper and other media properties around the world, but particularly in North America where CanWest's strong printing, sales and marketing expertise can be utilized."

Mr. Eli Azur, President and Chief Executive Officer of the MTL Group, said "We intend to build on the influential Jerusalem Post brand to bolster circulation and ad revenues in Israel, expand circulation globally, tap new international advertisers, and exploit the powerful online presence of the Jerusalem Post to generate new revenues while also extending the influence of the Group as the most authoritative independent source of news, information, commentary and analysis on Israel and on political, economic and social developments in the Middle East."

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com) is an international media company, and also Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841

gelliot@canwest.com

John Maguire
Chief Financial Officer
Tel: (204) 956-2025
Fax: (204) 947-9841

jmaguire@canwest.com


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